
October 21, 2016

Mail Stop 4720

<u>Via E-mail</u>
Curtis L. Buser
Chief Financial Officer
The Carlyle Group L.P.
1001 Pennsylvania Avenue, NW
Washington, D.C. 20004-2505

    **Re: The Carlyle Group L.P.
        Form 10-K for the Fiscal Year Ended December 31, 2015
        Filed February 24, 2016
        File No. 001-35538**

Dear Mr. Buser:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            /s/ Hugh West

            Hugh West
            Accounting Branch Chief
            Office of Financial Services